Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Reporting Issuer

Sigma Lithium Corporation (“Sigma” or the “Company”)

Avenida Nove de Julho 4939, 9th Floor
Torre Europa, Itaim
Sao Paulo, Sao Paulo
01407-200

Item 2.	Date of Material Change

December 4, 2022.

Item 3.	Press Release

A press release in respect of the material change was disseminated on December 4, 2022 through the facilities of GlobeNewswire and subsequently filed on SEDAR.

Item 4.	Summary of Material Change

On December 4, 2022, the Company announced: (i) positive economic results of its study to potentially triple integrated production (the “Production Expansion Study”) of Battery Grade Sustainable Lithium Concentrate from 270,000 tpa (36,700 tpa LCE) commencing in 2023 to 768,000 tpa (104,200 tpa LCE) in the second year at the Company’s 100% owned Grota do Cirilo Project (the “Project”); (ii) the signing of definitive agreements for up to US$100 million senior secured pre-export financing (the “Debt Financing”) with Synergy Capital; and (iii) an increase in mineral reserve and mineral resource estimates in respect of the Project.

Item 5.	Full Description of Material Change

Production Expansion Study

On December 4, 2022, the Company announced positive economic results of the Production Expansion Study to potentially triple integrated production of Battery Grade Sustainable Lithium Concentrate from 270,000 tpa (36,700 tpa LCE) commencing in 2023 to 768,000 tpa (104,200 tpa LCE) in the second year at the Project. The Production Expansion Study demonstrated robust Project economics, highlighted by an after-tax NPV8% of US$15.3 billion, incorporating production from Phase 1 (nearing commissioning initiation) combined with Phase 2 and Phase 3. Battery Grade Sustainable Lithium Concentrate production expansion could be achieved by the addition to the Greentech Lithium Plant of a single larger additional dense media separation module paired with a proportional crushing module. Increase in mining feedstock for the integrated production expansion of the Greentech Lithium Plant shall be achieved by the construction of the Phase 2 and Phase 3 Mines.

Total Capex for the Project expansion is estimated at US$ 155 million and could be fully funded via: (i) a portion of the US$100 million Debt Financing; and (ii) after-tax free cash flow once production is initiated in early 2023. The construction of the Project expansion could potentially be initiated with earthworks and ordering of long lead items in the first quarter of 2023, once a final decision is made by the Company. The technical report for the Production Expansion Study (the “Updated Technical Report”) will be filed on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and the Company’s corporate website within 45 days of the news release relating to the material change. Readers are encouraged to read the Updated Technical Report in its entirety, including all qualifications and assumptions related to the Updated Technical Report.

Key Economics of the Project

	Year 1	Years 2-8	Years 9-13
Key Metrics & Assumptions	Average Annual
Battery Grade Sustainable Lithium Production (t)	277,000	768,200	491,000
All In Sustainable Cash Costs CIF China (per tonne)	$458	$539	$491
Financial Metrics	Average Annual (US$M)
Gross Revenue	$1,599	$3,620	$1,029
After-Tax Earnings	$1,233	$2,682	$650
% After-Tax Earnings Margin	79%	76%	65%

Combined Project Economic Analysis

Base Case	5.5% Li2O
Economic Analysis
After-Tax Net Present Value (@ 8% Discount Rate)	US$15.3 Billion
After-Tax Internal Rate of Return	1,273%
Payback Period	1 month
Revenues, Cash Flow and Capex
Operating Life	13 years
Battery Grade Sustainable Lithium Run-Rate Production	766,000 tpa
Lithium Carbonate Equivalent Run-Rate Production	104,200 tpa LCE
Average Annual Revenue	US$2.5 Billion
Average Annual After-Tax Free Cash Flow	US$1.8 Billion
Costs per tonne of Lithium Concentrate
Total Cash Cost at Production	US$401/t
All-in Sustaining Cost (CIF China)	US$523/t
Phase 1 Lithium Recovery Rate (DMS)	65.0%
Phase 2 Lithium Recovery Rate (DMS)	57.9%
Phase 3 Lithium Recovery Rate (DMS)	50.6%
Integrated Costs (per tonne of lithium concentrate)
Mining costs	US$215/t
Greentech Plant Processing costs	US$53/t
G&A costs	US$22/t
Transportation costs (Mine to CIF China)	US$120/t
Spodumene Ore Mined Feedstock for Greentech Plant
Total quantity mined (plant feed)	54.8 Mt
Annual run of mine (ROM) plant feed	4.2 Mtpa

Annual Combined Project Integrated Estimated Revenue and Operating Costs

	Year 1	Years 2-8	Years 9-13
Key Metrics & Assumptions
Avg. Battery Grade Lithium Hydroxide Price (US$/t)	$64,150	$52,293	$23,272
Avg. Battery Grade Sustainable Lithium Price (US$/t)	$5,774	$4,706	$2,094
Avg. Battery Grade Sustainable Lithium Production (t)	277,000	768,200	491,000
Estimated Revenue, Operating Cost and After-Tax Earnings

Gross Revenue (US$ M)	$1,599	$3,620	$1,029

Less: Realization costs (US$ M)	$(45)	$(102)	$(29)
(-) CFEM Royalty (US$ M)	$(32)	$(72)	$(21)
(-) Other Royalties (US$ M)	$(13)	$(30)	$(8)
(-) Commercial Discount (US$ M)	-	-	-
Net Revenues (US$ M)	$1,554	$3,518	$1,000
Less: Site Operating Costs (US$ M)	$(99)	$(353)	$(233)
(-) Mining (US$ M)	$(25)	$(160)	$(119)
(-) Processing (US$ M)	$(15)	$(41)	$(25)
(-) Transport (US$ M)	$(33)	$(92)	$(59)
(-) Selling, General & Administration (US$ M)	$(8)	$(17)	$(10)
(-) Depreciation (US$ M)	$(18)	$(42)	$(21)
EBIT (US$ M)	$1,455	$3,165	$767
% EBIT Margin	94%	90%	77%
(-) Taxes (US$ M)	$(222)	$(483)	$(117)
After-Tax Earnings (US$ M)	$1,233	$2,682	$650
% After-Tax Earnings Margin	79%	76%	65%

Debt Financing

On December 4, 2022, the Company announced the signing of definitive agreements for up to US$100 million senior secured pre-export Debt Financing with Synergy Capital. The Debt Financing will fully fund the Company until August 2023, including the initiation of detailed engineering and initiation of construction of the Project expansion. The Debt Financing is also expected to fund working capital requirements for the entire commissioning period of the Greentech Plant as well as for general corporate purposes. The initial drawdown of $60 million under the Debt Financing closed on December 12, 2022. The remaining drawdown is subject to certain remaining conditions precedent. The Debt Financing is available by way of a multi-draw term loan and contemplates a 48-month maturity date and a borrowing rate of 12-month BSBY plus 6.95% per annum (which may be increased by an additional 3.5% per annum to the extent that there is a delay in the satisfaction of certain conditions subsequent).

•	The Debt Financing is a senior secured obligation, secured by, among other things, all assets of Sigma Brazil including a pledge of all of the shares of Sigma Brazil, as well as a guarantee from the Company until certain release conditions are met.

•	Amounts borrowed under the Debt Financing must be repaid by 50% of net cash generated from export receivables generated from operating and investing activities of the Company.

•	Furthermore, the Debt Financing must be permanently repaid in part, to the extent any additional debt financing is raised by Sigma Brazil exceeding the threshold of approximately US$120 million.

•	The Debt Financing is otherwise due in full on the Maturity Date, subject to the prior occurrence of an event of default or change of control transaction.

The definitive agreements for the Debt Financing include other customary financing terms and conditions, including those related to security, fees, prepayment premiums, representations, warranties, covenants, and conditions.

Updated Mineral Reserve and Mineral Resource Estimates

On December 4, 2022, Sigma announced an increase in mineral reserve and mineral resource estimates in respect of the Project. Sigma increased proven and probable mineral reserves by 63% to 54.8 Mt of lithium spodumene, while maintaining high grade at 1.44% lithium oxide. Total Project measured and indicated mineral resources (inclusive of reserves) increased to 77.0 Mt grading 1.43% lithium oxide and 8.6 Mt of inferred mineral resources grading 1.43% lithium oxide. Sigma announced an increase in the Project life to 20 years (at the current planned production rate). Sigma published the maiden Phase 3 proven and probable mineral reserve estimate of 21.2 Mt, while maintaining a high grade at 1.45% lithium oxide, with Phase 3 measured and indicated mineral resources (inclusive of reserves) updated to a total of 26.7 Mt maintaining a high grade at 1.49% lithium oxide.

The Phase 3 mineral reserve has been declared as a result of the positive economic results of the analysis to be published in the Updated Technical Report. The Phase 3 mineral resource was updated after Sigma completed an additional 13 drillholes (3,531 meters), which enabled the conversion of previous inferred mineral resource estimates into the indicated category down-dip and at the top of the south zone of the deposit. The additional drilling also allowed the Company’s geological and metallurgical engineering consultant, SGS Canada Lakefield (“SGS”), to model two small satellite zones, one in the hanging wall of the north zone and one in the hanging wall of the south zone.

Maiden Phase 3 Mineral Reserve Estimate

Maiden Phase 3 Mineral Reserves
Cut-off Grade (% Li2O)	Category	Tonnes (Mt)	Grade (% Li2O)	Contained LCE (kt)
0.5%	Proven	2.2	1.53%	82
0.5%	Probable	19.0	1.44%	677
0.5%	Proven & Probable	21.2	1.45%	759

Note:

1.	Mineral Reserves were estimated using Geovia Whittle 4.3 software and following the economic parameters listed below:
2.	Sale price for Lithium concentrate at 6% Li2O = US$3,500/t concentrate FOB Mine.
3.	Mining costs: US$2.43/t mined.
4.	Processing costs: US$10.7/t ore milled.
5.	G&A: US$4.00/t ROM (run of mine).
6.	Exchange rate US$1.00 = R$5.30.
7.	Mineral Reserves are the economic portion of the Measured and Indicated Mineral Resources.
8.	94% Mine Recovery and 3% Mine Dilution
9.	Final slope angle: 35°to 52° based on Geotechnical Document presented in Section 16.
10.	Strip Ratio = 16.01 t/t (waste)/mineral reserve..
11.	Mineral Reserves have been classified using the 2014 CIM Definition Standards. The Qualified Person for the estimate is Porfírio Cabaleiro Rodriguez, BSc. (MEng), FAIG, an employee of GE21.
12.	The estimate of Mineral Reserves may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

Updated Phase 3 Mineral Resource Estimate

Updated Phase 3 Mineral Resources
Cut-off Grade (% Li2O)	Category	Tonnes (Mt)	Grade (% Li2O)	Contained LCE (kt)
0.5%	Measured	2.4	1.56%	93
0.5%	Indicated	24.3	1.48%	889
0.5%	Measured & Indicated	26.7	1.49%	984

Note:

1.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Inferred mineral resources are exclusive of the Measured and Indicated resources.
2.	Mineral Resources have an effective date of October 31, 2022 and have been classified using the 2014 CIM Definition Standards. The Qualified Person for the estimate is Mr. Marc-Antoine Laporte, P.Geo., an SGS Canada employee.
3.	A fixed density of 2.72 t/m3 was used to estimate the tonnage from block model volumes.
4.	Mineral Resources are reported assuming open pit mining methods, and the following assumptions: lithium concentrate (6% Li2O) price of US$1,500/t, mining costs of US$2.20/t for mineralization and waste, crushing and processing costs of US$10.70/t, general and administrative (G&A) costs of US$4.00/t, metallurgical DMS recovery of 60%, 2% royalty payment, pit slope angles of 55º, and an overall cut-off grade of 0.5% Li2O.
5.	All Resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction.
6.	Tonnages and grades have been rounded in accordance with reporting guidelines. Totals may not sum due to rounding.
7.	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.
8.	Mineral Resources are inclusive of Mineral Reserves

Updated Consolidated Project Mineral Reserves

Consolidated Project Mineral Reserves
Cut-off Grade (% Li2O)	Category	Tonnes (Mt)	Grade (% Li2O)	Contained LCE (kt)
0.5%	Proven	27.4	1.44%	979
0.5%	Probable	27.3	1.43%	962
0.5%	Proven & Probable	54.8	1.44%	1,941

Note:

1.	Mineral Reserves were estimated using Geovia Whittle 4.3 software and following the economic parameters listed below:
2.	Sale price for Lithium concentrate at 6% Li2O = US$1,500/t concentrate FOB Mine (Xuxa and Barreiro); US$3,500/t concentrate FOB Mine (NDC).
3.	Mining costs: US$2.20/t mined (Xuxa); US$2.19/t (Barreiro); US$2.43/t mined (NDC).
4.	Processing costs: US$10.7/t ore milled (Xuxa, Barreiro and NDC).
5.	G&A: US$4.00/t ROM (run of mine) (Xuxa, Barreiro and NDC).
6.	Exchange rate US$1.00 = R$5.00 (Xuxa and Barreiro); R$5.30 (NDC).
7.	Mineral Reserves are the economic portion of the Measured and Indicated Mineral Resources.
8.	82.5% Mine Recovery and 3.75% Mine Dilution (Xuxa); 95% Mine Recovery and 3% Mine Dilution (Barreiro); 94% Mine Recovery and 3% Mine Dilution (NDC)
9.	Final slope angle: 34° to 72° (Xuxa); 35° to 55° (Barreiro); 35° to 52° (NDC) based on Geotechnical Document presented in Section 16.
10.	Strip Ratio = 16.6 t/t waste/mineral reserve (NDC); 12.5 t/t waste/mineral reserve (NDC); 16.0 t/t waste/mineral reserve (NDC).
11.	Mineral Reserves have been classified using the 2014 CIM Definition Standards. The Qualified Person for the estimate is Porfírio Cabaleiro Rodriguez, BSc. (MEng), FAIG, an employee of GE21.
12.	The estimate of Mineral Reserves may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.

Updated Consolidated Project Mineral Resources

Updated Consolidated Project Mineral Resources
Cut-off Grade (% Li2O)	Category	Tonnes (Mt)	Grade (% Li2O)	Contained LCE (kt)
0.5%	Measured	37.1	1.43%	1,312
0.5%	Indicated	39.9	1.43%	1,411
0.5%	Measured & Indicated	77.0	1.43%	2,723
0.5%	Inferred	8.6	1.43%	304

Note:

1.	Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Inferred mineral resources are exclusive of the Measured and Indicated resources.
2.	Mineral Resources have an effective date of October 31, 2022 and have been classified using the 2014 CIM Definition Standards. The Qualified Person for the estimate is Mr. Marc-Antoine Laporte, P.Geo., an SGS Canada employee.
3.	Mineral Resources are reported assuming open pit mining methods, and the following assumptions: lithium concentrate (6% Li2O) price of US$1,500/t, mining costs of US$2.20/t for mineralization and waste, crushing and processing costs of US$10.70/t, general and administrative (G&A) costs of US$4.00/t, metallurgical DMS recovery of 60%, 2% royalty payment, pit slope angles of 55º, and an overall cut-off grade of 0.5% Li2O.
4.	All Resources are presented undiluted and in situ, constrained by continuous 3D wireframe models, and are considered to have reasonable prospects for eventual economic extraction.
5.	Tonnages and grades have been rounded in accordance with reporting guidelines. Totals may not sum due to rounding.
6.	The estimate of Mineral Resources may be materially affected by environmental, permitting, legal, title, taxation, socio-political, marketing, or other relevant issues.
7.	Mineral Resources are inclusive of Mineral Reserves

The technical and scientific information related to geology and mineral resource estimates in this material change report has been reviewed and approved by Marc-Antoine Laporte P.Geo., M.Sc., of SGS. Mr. Laporte is a Qualified Person as defined by National Instrument 43-101 and is independent of Sigma.  The mining and mineral reserve estimates in this material change report have been reviewed and approved by Porfirio Cabaleiro Rodriguez P.Eng, Mining Engineer of GE21 Consultoria Mineral Brazil. Mr. Rodriguez is a Qualified Person as defined by National Instrument 43-101 and is independent of Sigma. The financial information in this material change report has been reviewed and approved by Noel O’Brien B.E., MBA, F AusIMM, who is a Qualified Person as defined by National Instrument 43-101 and is independent of Sigma.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

For further information, please contact Ana Cabral-Gardner, Co-Chief Executive Officer at +55-11-2985-0089.

Item 9.	Date of Report

December 16, 2022

Cautionary Note Regarding Forward-Looking Information

This material change report includes certain "forward-looking information" under applicable Canadian and U.S. securities legislation, including but not limited to statements relating to the general business and operational outlook of the Company; and other forward-looking information. All statements that address future plans, activities, events, estimates, expectations or developments that the Company believes, expects or anticipates will or may occur is forward-looking information, including statements regarding the potential development of mineral resources and mineral reserves which may or may not occur. Forward-looking information contained herein is based on certain assumptions regarding, among other things: general economic and political conditions (including but not limited to the impact of the continuance or escalation of the military conflict between Russia and Ukraine, and economic sanctions in relation thereto); the stable and supportive legislative, regulatory and community environment in the jurisdictions where the Company operates; the ability to obtain required financing on acceptable terms; anticipated trends and effects in respect of the COVID-19 pandemic and post-pandemic; demand for lithium, including that such demand is supported by growth in the electric vehicle market; the Company’s market position and future financial and operating performance; the Company’s estimates of mineral resources and mineral reserves, including whether mineral resources will ever be developed into mineral reserves; and the Company’s ability to develop and achieve production at its mineral projects. Although management believes that the assumptions and expectations reflected in the forward-looking information are reasonable, there can be no assurance that these assumptions and expectations will prove to be correct. Forward-looking information inherently involves and is subject to risks and uncertainties, including but not limited to that the Company may not develop its mineral projects into a commercial mining operation; the market prices for lithium may not remain at current levels; and the market for electric vehicles and other large format batteries currently has limited market share and no assurances can be given for the rate at which this market will develop, if at all, which could affect the success of the Company and its ability to develop lithium operations. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of new information, future events or otherwise, except as required by law. For more information on the risks, uncertainties and assumptions that could cause our actual results to differ from current expectations, please refer to the current annual information form of the Company and other public filings available under the Company’s profile at www.sedar.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this material change report.